Exhibit (d)(2)

Schedule A

(As of November 14, 2025)

Funds

Series	Annual Rate of Average Daily Net Assets	Initial Board Approval Date	Shareholder Approval Date	Initial Effective Date	Termination Date
Amplify XRP 3% Monthly Premium Income ETF	0.75%	November 12, 2025	November 13, 2025	November 14, 2025	November 12, 2027